UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CALYPSO WIRELESS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

131720104
 (CUSIP Number)

Kathy Daic
14405 Walters Road, Suite 800
Houston, Texas 77014
(281) 444-7171
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kathy Daic

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds

OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]

| 6 |	Citizenship or Place of Organization

United States
| 7 | Sole Voting Power
Number of	N/A
Shares Bene-
Ficially	| 8 | Shared Voting Power
Owned by Each	22,000,000
Reporting
Person With	| 9 | Sole Dispositive Power
N/A
| 10 | Shared Dispositive Power
22,000,000

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000,000

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
11.2%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Calypso Wireless, Inc. (the “Company”).  The principal executive offices of the Company are located at 2500 N.W. 79th Ave., Suite 220, Doral, Florida 33122.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Kathy Daic.  Mrs. Daic’s business address is 14405 Walters Road, Suite 800, Houston, Texas 77014.  Mrs. Daic’s present principal occupation is land development.

(d)-(e)  During the last five years, Mrs. Daic: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms. Daic is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On or about March 14, 2008, the Company and certain shareholders of the Company, represented by an agent (collectively the “Sellers”) entered into a Purchase and Sale Agreement (the “Agreement”) with certain investors, represented by an agent (the “Buyers”), whereby the Sellers sold  37,500,000 shares of common stock of the Company to the Buyers.  Pursuant to the terms of the Agreement, 27,500,000 of these shares were transferred to Drago Daic, Kathy Daic’s husband, in consideration for the settlement of Mr. Daic’s lawsuit against the Company and judgment obtained thereto, in the 151st Judicial District of Harris County, Texas (the “Settlement”).  Of these 27,500,000 shares, Mr. Daic’s attorney, Jimmy Williamson, PC, received 12,500,000 shares as consideration for legal services provided in connection with the Settlement.

Also in connection with the Settlement, on or around April 3, 2008, the Company entered into a Settlement Agreement with Drago Daic and various parties controlled by Mr. Daic, whereby Mr. Daic received 7,000,000 shares of common stock of the Company.  Pursuant to the Settlement Agreement, the Company also agreed to transfer an additional 5,000,000 shares of common stock of the Company to Drago Daic at such time as the Company is able to increase its authorized but unissued shares of common stock (the “Additional Shares”); additionally, on or around May 21, 2008, the Company and Mr. Daic entered into a letter agreement to extend the due dates of certain notes payable to Mr. Daic in connection with the Settlement Agreement.  As partial consideration for the extension of the notes, the Company agreed to issue an additional 1,700,000 shares of common stock in the Company by July 3, 2008, which shares have not been issued to date (the “Extension Shares”).  Of these 1,700,000 Extension Shares, Mr. Daic’s attorney, Jimmy Williamson, PC, will receive 680,000 shares as consideration for legal services, leaving Mr. Daic with 1,020,000 shares.  The Extension Shares have not been issued to date, and therefore have not been included in the number of shares beneficially owned by Mrs. Diac described throughout this report. Thus, as of this filing, Drago and Kathy Daic beneficially own an aggregate of 22,000,000 shares of common stock of the Company.

Additionally, pursuant to the Settlement Agreement, in the event the 5,000,000 Additional Shares are not delivered to Mr. Daic by July 2, 2008 (ninety days from the parties entry into the Settlement Agreement), the Company must issue an additional 1,000,000 shares to Mr. Daic; in the event the Additional Shares are not issued by August 1, 2008 (one hundred and twenty days from the parties entry into the Settlement Agreement), the Company must issue an additional 250,000 shares to Mr. Daic (1,250,000 total); in the event the Additional Shares are not issued by August 31, 2008 (one hundred and fifty days from the parties entry into the Settlement Agreement), the Company must issue an additional 250,000 shares to Mr. Daic (1,500,000 total); in the event the Additional Shares are not issued by September 30, 2008 (one hundred and eighty days from the parties entry into the Settlement Agreement), the Company must issue an additional 500,000 shares to Mr. Daic (2,000,000 total).

Item 4. Purpose of Transaction

Mrs. Daic acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mrs. Daic may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mrs. Daic also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;
(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mrs. Daic does not have any current plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Kathy Daic beneficially owns 22,000,000 shares, or 11.2% of the common stock of the Company, based on 196,256,534 shares outstanding as of the date of this filing.

(b)
With her husband Drago Daic, Mrs. Daic has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of all 22,000,000 of the shares beneficially owned by Mrs. Daic.

Item 2 Information for Drago Daic:

(a)-(c)  Drago Daic’s business address is 14405 Walters Road, Suite 800, Houston, Texas 77014.  Mr. Daic’s present principal occupation is land development.

(d)-(e)  During the last five years, Mr. Daic: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Daic is a citizen of the United States.

(c)	Mrs. Daic acquired the common stock as a result of the transactions discussed in Item 3, above.

(d)
Mrs. Daic shares with her husband, Drago Daic, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mrs. Daic.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

                    None.

Item 7. Material to be Filed as Exhibits

    None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2008

By: /s/ Kathy Daic
       Kathy Daic